UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

Pomona Investment Fund

(Name of Issuer)

Pomona Investment Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest—Class A Shares and Class I Shares

(Title of Class of Securities)

Class A Shares – 732125109

Class I Shares - 732125208

Michael D. Granoff

Pomona Management LLC

780 Third Avenue, 37th Floor

New York, NY 10017

(212) 593-3639

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

March 20, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on March 20, 2026 by Pomona Investment Fund (the "Fund") in connection with an offer (the “Offer”) by the Fund to purchase up to $93,323,316.62 of shares of beneficial interest ("Shares") in the Fund on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement on March 20, 2026. The original purchase amount of $93,323,316.62 was adjusted to $124,412,810.42 based on the net asset value at June 30, 2026.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund (“Shareholders”) that desired to tender Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on April 17, 2026.

2. $124,412,810.42 in shares were validly tendered and not properly withdrawn prior to the expiration of the offer. The Fund has accepted for purchase 100% of the Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer, at a purchase price per Share equal to the net asset value per share as of June 30, 2026. The payments were wired to the account designated by each Shareholder in their Letter of Transmittal on July 24, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POMONA INVESTMENT FUND

By:	/s/ Michael D. Granoff
Name:	Michael D. Granoff
Title:	President & Principal Executive Officer